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NEWS RELEASE

LETITIA CORNACCHIA APPOINTED VICE-PRESIDENT, INVESTOR RELATIONS
FOR THE AUGUSTA GROUP OF COMPANIES

Vancouver, B.C., September 27, 2010 – Augusta Resource Corporation (TSX/NYSE Amex: AZC), Ventana Gold Corp. (TSX: VEN), Wildcat Silver Corporation (TSX-V: WS) and Riva Gold Corporation (“the Augusta Companies”) are pleased to announce the appointment of Letitia Cornacchia to the position of Vice-President, Investor Relations and Corporate Communications.

Letitia Cornacchia has 10 years of experience in investor relations and corporate communications. Prior to joining the Augusta Companies, Ms. Cornacchia was the Director of investor relations at Yamana Gold. Previous to that, she was in investor relations in the telecom industry at TELUS with further experience in various other finance positions. Ms. Cornacchia has a commerce degree majoring in finance from the Sauder School of Business at the University of British Columbia and is a CFA charterholder.

Chairman Richard Warke said, “The Augusta Group has achieved significant growth over the last couple of years. During this period we have progressed three projects, added a fourth and significantly strengthened the management team. We are extremely pleased to have Letitia join our group. She brings an exceptional degree of experience that will contribute to further value creation for shareholders of our public companies.”

About Augusta
Augusta is a base metals company focused on advancing the Rosemont copper deposit near Tucson, Arizona. Rosemont hosts a large copper/molybdenum reserve that may account for about 10% of US copper output once in production in 2012 (for details refer to www.augustaresource.com). The exceptional experience and strength of Augusta’s management team, combined with the developed infrastructure and robust economics of the Rosemont project, will propel Augusta to become a solid mid-tier copper producer. The Company is traded on the Toronto Stock Exchange and the NYSE Amex under the symbol AZC, and on the Frankfurt Stock Exchange under the symbol A5R.

About Ventana
Ventana is a Vancouver-based mineral exploration and development company with mineral rights to 4,573 hectares of exploration property in northeastern Colombia. The Company’s flagship La Bodega gold-silver project is located in northeastern Columbia immediately adjacent to the Angostura gold-silver project. The La Bodega project contains multiple high-grade zones of gold, silver and copper mineralization occurring in north-northwest dipping parallel-sheeted vein zones, breccias and mineralized faults within a broad, northeast trending regional fault zone. Ventana recently announced an agreement to acquire the La Baja mineral rights, which are strategically located immediately to the southwest of the La Bodega tenements, consolidating Ventana’s ownership along 2.1 kilometres within this prolific gold district. The La Bodega project has excellent road access and is close to existing infrastructure including power and water. The Company is conducting an aggressive exploration program and progressing engineering studies to develop the deposit. Ventana’s shares trade on the Toronto Stock Exchange under the symbol VEN.

About Wildcat
Wildcat is a Canadian mineral exploration company focused on development of the Hardshell project in Santa Cruz County, Arizona. The Hardshell property is held by Arizona Minerals Inc., of which Wildcat is an 80% owner. Wildcat trades on the TSX Venture Exchange under the symbol WS.

About Riva
Riva is a Canadian mineral exploration company that controls 56,341 acres of land in the highly prospective and under-explored Warapati/Noseno and Arawapai areas of Guyana. Sampling programs to date on the properties have show veins grading from 30 to 110 grams per tonne gold, although no modern exploration work has been done. The Company initiated a phase one drill program in September 2010 and is currently awaiting listing on the TSX Venture Exchange.

For additional information please visit www.augustaresource.com, www.rivagoldcorp.com, www.ventanagold.com and www.wildcatsilver.com or contact:

Letitia Cornacchia, Vice-President, Investor Relations and Corporate Communications Tel: (604) 687-1717 Email: lcornacchia@augustaresource.com, lcornacchia@rivagoldcorp.com, lcornacchia@ventanagold.com or lcornacchia@wildcatsilver.com

Cautionary Statement Regarding Forward-looking Information
Certain of the statements made and information contained in this press release may constitute forward-looking information within the meaning of applicable securities legislation. All information and statements which are not historical fact constitute forward-looking information and, in many cases, can be identified by words such as "may", "will", "expect", "plan", "anticipate", "believe", "estimate", "potential", or other similar terminology. The forward-looking information contained in this press release is based on the reasonable expectations and beliefs of management as at the date of this press release and involves numerous assumptions, known and unknown risks and uncertainties, both general and specific to Ventana and the industry in which the Company operates. Such assumptions, risks and uncertainties include, but are not limited to future prices of gold, the factual results of current exploration, development and mining activities, changes in project parameters as plans continue to be evaluated as well as those factors disclosed in Ventana’s documents filed from time to time with the securities regulators in the provinces of British Columbia, Alberta and Ontario. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results, performance or achievements of the Company, or industry results, may vary materially from those described in this press release. Accordingly, readers are advised not to place undue reliance on forward-looking information. Except as otherwise required by law, Ventana does not intend to and assumes no obligation to update or revise forward-looking information, whether as a result of new information, plans, events or otherwise.